Hanwha SolarOne Reports First Quarter
2011 Results

SHANGHAI,  May 24, 2011  — Hanwha SolarOne Co., Ltd. ( "SolarOne" or the "Company") (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the quarter ended March 31, 2011.  The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on May 24, 2011.  A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FIRST QUARTER 2011 HIGHLIGHTS

•	Total net revenues were RMB2,194.8 million (US$335.2 million), an increase of 3.9% from 4Q10 and an increase of 48.7% from 1Q10.
•	PV module shipments, including module processing services, reached 248.5 MW, an increase of 13.6% from 218.8 MW in 4Q10 and an increase of 65.0% from 1Q10.
•	Average selling price (“ASP”), excluding module processing services, decreased to RMB11.23 per watt (US$1.71) from RMB11.82 per watt in 4Q10.
•	Gross profit decreased 16.7% to RMB356.9 million (US$54.5 million) from RMB428.7 million in 4Q10, and increased 31.0% from RMB272.5 million in 1Q10.
•	Gross margin decreased to 16.3% from 20.3% in 4Q10, primarily due to a combination of a decline in ASP and an increase in raw material costs. Gross margin in 1Q10 was 18.5%.
•
Operating profit declined 14.3% to RMB253.9 million (US$38.8 million) from RMB296.2 million in 4Q10 and increased 28.0% from RMB198.4 million in 1Q10. The sequential decrease in operating profit was primarily due to the lower gross profit and was partially offset by lower operating expenses.

•	Operating margin decreased to 11.6% from 14.0% in 4Q10 and 13.4% in 1Q10.
•
Net income attributable to shareholders on a non-GAAP basis1 was RMB154.4 million (US$23.6 million), a decrease of 38.4% from RMB250.7 million in 4Q10 and a decrease of 2.3% from RMB158.1 million in 1Q10.

•	Net income per basic ADS on a non-GAAP basis1 was RMB1.84 (US$0.28), a decrease of 45.7% from RMB3.39 in 4Q10 and a 32.6% decline from 1Q10.
•
Net income attributable to shareholders on a GAAP basis was RMB149.4 million (US$22.8 million), compared with net income attributable to shareholders of RMB370.8 million and RMB138.9 million in 4Q10 and 1Q10, respectively.

•	Net income per basic ADS on a GAAP basis was RMB1.78 (US$0.27), compared with net income per basic ADS on a GAAP basis of RMB5.02 in 4Q10 and RMB2.40 in 1Q10.
•	Annualized Return on Equity (“ROE”) on a non-GAAP basis1 was 12.6% in 1Q11, compared with 24.1% in 4Q10 and 26.6% in 1Q10.
•	Annualized ROE on a GAAP basis was 11.3% in 1Q11, compared with 33.2% in 4Q10 and 19.2% in 1Q10.

Dr. Peter Xie, President and CEO of Hanwha SolarOne, commented, "During a period of demand uncertainty resulting from regulatory changes in large markets such as Germany and Italy, we are quite pleased that we were able to record good shipment growth during the quarter. Although the demand environment for the second quarter of 2011 remains fluid, we are confident that there will be a rebound in the second half of 2011. This, combined with our new lower-cost manufacturing capacity coming on stream, should enable us to achieve improved operating performance as the year progresses.”

1  All non-GAAP numbers used in this press release exclude the accounting impact from applying ASC 815-40, which relates to the accounting treatment for the convertible bonds, and also the incremental tax expenses recognized in connection to the uncertain tax position of the Company’s subsidiary.   Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results. Non-GAAP financial results for prior quarters have been adjusted for comparability with the current quarter.

FIRST QUARTER 2011 RESULTS

•
Total net revenues were RMB2,194.8 million (US$335.2 million), an increase of 3.9% from RMB2,112.7 million in 4Q10 and an increase of 48.7% from 1Q10. The increase compared with 4Q10 was primarily due to higher shipments, and was somewhat offset by the lower average selling price.

•	Revenue contribution from PV module processing services as a percentage of total net revenues was 10.7%, compared with 8.0% in 4Q10 and 7.8% in 1Q10.
•	PV module shipments, including module processing services, reached 248.5 MW, an increase of 13.6% from 218.8 MW in 4Q10 and 150.6 MW in 1Q10.
•
Module revenue attributable to Germany increased to 39% in 1Q11 from 25% in 4Q10. Italy decreased from 19% in 4Q10 to 11% in 1Q11, largely due to the pending regulatory changes announced during 1Q11. Newer growth markets such as China and the United States remained vibrant, totaling 9% and 10% of shipments, respectively, in 1Q11. Other notable markets were the Netherlands, a port of destination for deliveries to countries throughout Europe, which accounted for 10% of shipments in 1Q11.  This was an increase from 7% in the prior quarter. Australia remained a consistently strong market for the Company, rising to 10% of shipments in 1Q11.

Module revenue by shipping destination 1Q 11	Module revenue by shipping destination 4Q 10

•	Average selling price (“ASP”), excluding module processing services, decreased to RMB11.23 per watt (US$1.71) from RMB11.82 per watt in 4Q10.
•	Gross profit decreased 16.7% to RMB356.9 million (US$54.5 million) from RMB428.7 million in 4Q10 and rose 31.0% from RMB272.5 million in the same quarter a year ago.
•	Gross margin decreased to 16.3% from 20.3% in 4Q10, primarily due to a combination of a decline in ASP and an increase in raw material costs. Gross margin in 1Q10 was 18.5%.

•
The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$1.43, representing a 1.4% increase from US$1.41 in 4Q10. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells, as well as freight costs.

•
The production cost (including both silicon and non-silicon costs) using internal wafers was US$1.27 per watt, representing a 5.8% increase from US$1.20 per watt in 4Q10.  The increase was primarily due to an increase in the price of polysilicon.  The cost of polysilicon used in our production increased to US$73/kg in 1Q11 from US$67/kg in 4Q10. The Company believes the price of polysilicon peaked in 1Q11 and will decline from 2Q11 onwards.

•
Operating profit decreased 14.3% to RMB253.9 million (US$38.8 million) from RMB296.2 million in 4Q10. Operating margin decreased to 11.6% from 14.0% in 4Q10. In 1Q10, the operating profit was RMB198.4 million and the operating margin was 13.4%.

•
Operating expenses as a percentage of total net revenues were 4.7% in 1Q11, compared with 6.3% in 4Q10 and 5.0% in 1Q10. The lower operating expenses in 1Q11 compared with 4Q10 were primarily due to a reversal of accrued operating expenses.

•	Interest expense was RMB41.8 million (US$6.4 million), compared with RMB40.7 million in 4Q10 and RMB40.9 million in 1Q10.
•	The Company recorded a net foreign exchange loss of RMB36.8 million (US$5.6 million), compared with a net foreign exchange gain of RMB1.3 million in 4Q10 and RMB3.7 million in 1Q10.
•
Gain from the change in fair value of the conversion feature of the Company's convertible bonds was RMB47.9 million (US$7.3 million), compared with a gain of RMB255.6 million in 4Q10 and a loss of RMB2.5 million in 1Q10. The fluctuations resulting from applying ASC 815-40 were primarily due to changes in the Company's ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•
Income tax expense in 1Q11 decreased to RMB84.3 million (US$12.9 million) compared with RMB148.9 million in 4Q10 and RMB21.4 million in 1Q10.  As noted in the prior quarter, the Company recorded incremental tax expenses relating to an uncertain tax position of its subsidiary as to whether the subsidiary continues to satisfy the criteria as a High and New Technology Enterprise (“HNTE”). The Company recorded incremental tax expenses of RMB30.1 million (US$4.6 million) in 1Q11, compared with RMB116.1 million in 4Q10.

•
Net income attributable to shareholders on a non-GAAP basis1 was RMB154.4 million (US$23.6 million), a decrease of 38.4% from RMB250.7 million in 4Q10 and a decrease of 2.3% from RMB158.1 million in 1Q10.

•	Net income per basic ADS on a non-GAAP basis1 was RMB1.84 (US$0.28), a decrease of 45.7% from RMB3.39 in 4Q10 and a 32.6% decline from RMB2.73 in 1Q10.
•
Net income attributable to shareholders on a GAAP basis was RMB149.4 million (US$22.8 million), compared with net income of RMB370.8 million for 4Q10.The 1Q11 amount is 7.5% higher than the same figure for 1Q10.

•	Net income per basic ADS on a GAAP basis was RMB1.78 (US$0.27), compared with net income per basic ADS of RMB5.02 in 4Q10 and RMB2.40 for 1Q10.
•	Annualized ROE on a non-GAAP basis1 was 12.6% in 1Q11, compared with 24.1% in 4Q10 and 26.6% in 1Q10.
•	Annualized ROE on a GAAP basis was 11.3% in 1Q11, compared to 33.2% in 4Q10 and 19.2% in 1Q10.

FINANCIAL POSITION

As of March 31, 2011, the Company had cash and cash equivalents of RMB1,354.4 million (US$206.8 million) and net working capital of RMB2,486.3 million (US$379.7 million), compared with cash and cash equivalents of RMB1,630.8 million and net working capital of RMB3,179.9 million as of December 31, 2010.  Total short-term bank borrowings and the current portion of long-term bank borrowings was RMB987.2 million (US$150.8 million), compared with RMB533.9 million as of December 31, 2010. The increase was because the Company drew down some of its bank credit facilities to finance its 2011 capital expenditure program.

As of March 31, 2011, the Company had total long-term debt of RMB748.1 million (US$114.3 million), which was comprised of both the non-current portion of long-term bank borrowings and convertible bonds. The Company's long-term bank borrowings are to be repaid in installments until their maturities in 2011 and 2012.  Holders of the convertible bonds, which have a final maturity in 2018, have an option to require the Company to redeem the bonds on January 15, 2015.

Net cash used in operating activities in 1Q11 was RMB67.5 million (US$10.3 million), compared with net cash generated from operating activities of RMB50.4 million in 4Q10. Net cash used in operating activities in 1Q10 was RMB5.4 million.

As of March 31, 2011, accounts receivable were RMB1,722.0 million (US$263.0 million) compared with RMB1,282.8 million as of December 31, 2010.  Days sales outstanding increased to 62 days in 1Q11 from 55 days in 4Q10 and 47 days in 1Q10.

As of March 31, 2011, inventories increased to RMB990.7 million (US$151.3 million) from RMB790.8 million as of December 31,2010.   Days inventory was 44 days in 1Q11 compared with 40 days in 4Q10 and 57 days in 1Q10.

Capital expenditures were RMB618.1 million (US$94.4 million) in 1Q11.

CAPACITY EXPANSION

Details on the Company's annual production capacities and expected annual production capacities as of end of the stated quarter are as follows:

Capacity ramp-up plan
		End of Q4 2010	End of Q1 2011	End of Q2 2011 (Projected)	End of Q3 2011 (Projected)	End of Q4 2011 (Projected)
Ingot	MW	400	400	415	650	1,000
Wafer	MW	400	450	500	700	1,000
Cell	MW	600	650	900	1,200	1,300
Module	MW	900	900	1,100	1,500	1,500

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For 2Q11, the Company expects

•	Total module shipments to be approximately 200MW, of which about 20% will be for PV module processing services.

For the full year 2011, the Company expects:

•	Module shipments to be approximately 1GW to 1.2GW, of which about 20 to 25% will be for PV module processing services.
•	Capital expenditures to be approximately US$450 million.

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter 2011 results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on May 24, 2011.

Mr. Peter Xie, CEO and President, Mr. Gareth Kung, Chief Financial Officer, and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number:	+1 800 261 3417
•	International dial-in number:	+1 617 614 3673
•	China Toll Free Number (North):	+10 800 152 1490
•	China Toll Free Number (South):	+10 800 130 0399
•	China Toll Free Number (South):	+10 800 852 1490

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company's website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

•	U.S. Toll Free Number: 1 888 286 8010
•	International dial-in number: +1 617 801 6888

Passcode: 86707974

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of March 31, 2011, which was RMB 6.5483 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2011 or at any other date.  The percentages stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 and ASC 740-10-25 had not been recorded.  Prior quarter non-GAAP financial measures were adjusted to include the accounting impact of ASC 740-10-25 to ensure comparability of current quarter non-GAAP financial measure. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements.  These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 1Q and full-year 2011 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices.  Hanwha SolarOne produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Hanwha SolarOne partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Hanwha SolarOne maintains a strong global presence with local staff throughout Europe, North America, and Asia.  Hanwha SolarOne embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.

For further information, please contact:

    Hanwha SolarOne Co., Ltd.

Investor Contact:
Paul Combs
V.P. Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel: 86 21 3852 1533 / Mobile: 86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Tip Fleming
Tel: +85 2 9212 0684
E-mail: tfleming@ChristensenIR.com

Hanwha SolarOne Co., Ltd.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

7.2946	March 31	December 31	March 31	March 31
	2010	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000
ASSETS
Current assets
Cash and cash equivalents	936,313	1,630,777	1,354,392	206,831
Restricted cash	83,440	100,490	152,636	23,309
Derivative contracts	47,275	7,489	14,258	2,177
Accounts receivable, net	848,959	1,282,807	1,722,038	262,975
Notes receivable	-	10,000	-	-
Inventories, net	720,860	790,773	990,708	151,293
Advance to suppliers, net	557,776	764,063	825,224	126,021
Other current assets	224,419	255,431	243,377	37,167
Deferred tax assets - net	69,460	91,611	94,453	14,424
Amount due from related parties	86,730	27,819	17,347	2,649

Total current assets	3,575,232	4,976,260	5,414,433	826,846

Non-current assets
Fixed assets – net	1,599,247	2,084,027	2,774,846	423,751
Intangible assets – net	209,042	205,763	204,669	31,255
Goodwill	134,735	134,735	134,735	20,575
Deferred tax assets - net	14,417	16,759	18,477	2,822
Long-term deferred expenses	31,527	27,273	25,578	3,906
Amount due from related parites	-	15,000	10,000	1,527
Long-term prepayment	437,766	394,283	469,788	71,742

Total non-current assets	2,426,734	2,862,840	3,638,093	555,578

TOTAL ASSETS	6,001,966	7,839,100	9,052,526	1,382,424
LIABILITIES

Current liabilities
Derivative contracts	1,131	8,047	40,424	6,173
Short-term bank borrowings	783,132	318,919	777,214	118,690
Long-term bank borrowings, current portion	147,500	215,000	210,000	32,069
Accounts payable	416,885	478,129	1,001,172	152,891
Notes payable	266,650	181,265	263,309	40,210
Accrued expenses and other liabilities	212,716	404,826	387,889	59,235
Customer deposits	141,426	33,538	50,329	7,686
Unrecognized tax benefit	27,385	143,473	173,585	26,508
Amount due to related parties	38,074	13,183	24,183	3,693

Total current liabilities	2,034,899	1,796,380	2,928,105	447,155

Non-current liabilities
Long-term bank borrowings	300,000	135,000	90,000	13,744
Convertible bonds	677,738	687,435	658,143	100,506
Deferred tax liabilities	26,419	25,977	25,829	3,945

Total non-current liabilities	1,004,157	848,412	773,972	118,195

TOTAL LIABILITIES	3,039,056	2,644,792	3,702,077	565,350

Redeemable ordinary shares	55	55	55	8

EQUITY
Shareholders’ equity
Ordinary shares	227	314	314	48
Additional paid-in capital	2,344,050	3,956,953	3,963,670	605,298
Statutory reserves	83,281	170,000	198,141	30,258
Retained earnings	535,297	1,066,986	1,188,269	181,462

Total shareholders’ equity	2,962,855	5,194,253	5,350,394	817,066

TOTAL EQUITY	2,962,855	5,194,253	5,350,394	817,066

TOTAL LIABILITIES, REDEEMABLE ORDINARY SHARES AND SHAREHOLDERS’ EQUITY	6,001,966	7,839,100	9,052,526	1,382,424

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares (ADS) and per share (ADS) data

	For the three months ended
	March 31	December 31	March 31	March 31
	2010	2010	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Net revenues	1,475,832	2,112,704	2,194,830	335,176

Cost of revenues	(1,203,334)	(1,684,053)	(1,837,976)	(280,680)
	-	-
Gross profit	272,498	428,651	356,854	54,496

Operating expenses
Selling expenses	(29,481)	(65,143)	(34,870)	(5,325)
G&A expenses	(38,027)	(54,760)	(61,949)	(9,460)
R&D expenses	(15,916)	(14,622)	(8,601)	(1,313)
Government grant	9,365	2,121	2,438	372

Total operating expenses	(74,059)	(132,404)	(102,982)	(15,726)

Operating profit	198,439	296,247	253,872	38,770

Interest expenses	(40,919)	(40,658)	(41,809)	(6,385)
Interest income	544	2,350	4,059	620
Exchange gain (loss)	(47,011)	(36,222)	16,656	2,543
Gain (loss) on change in fair value of derivative	50,756	37,505	(53,492)	(8,169)
Gain (loss) on change in conversion feature fair value of convertible bond	(2,505)	255,591	47,898	7,315
Other income	3,008	7,063	9,010	1,376
Other expenses	(1,996)	(2,133)	(2,474)	(378)

Net income before income tax	160,316	519,743	233,720	35,692

Income tax expenses	(21,367)	(148,927)	(84,296)	(12,873)

Net income	138,949	370,816	149,424	22,819

Net income attributable to shareholders	138,949	370,816	149,424	22,819

Net income per share
Basic	0.48	1.00	0.36	0.05
Diluted	0.48	0.35	0.29	0.04

Shares used in computation
Basic	289,674,891	369,518,133	419,408,428	419,408,428
Diluted	290,187,034	415,850,842	465,445,803	465,445,803

Net income per ADS
Basic	2.40	5.02	1.78	0.27
Diluted	2.39	1.76	1.46	0.22

ADSs used in computation
Basic	57,934,978	73,903,627	83,881,686	83,881,686
Diluted	58,037,407	83,170,168	93,089,161	93,089,161

Hanwha SolarOne Co., Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

	For the three months ended
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	US$'000

Cash flow from operating activities
Net income	138,949	370,816	149,424	22,819

Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised (gain)/loss from derivative contracts	(39,932)	(68,138)	25,608	3,911
Amortization of convertible bonds discount	16,580	14,657	18,607	2,842
Changes in fair value of conversion feature of convertible bonds	2,505	(255,591)	(47,898)	(7,315)
Loss from disposal of fixed assets	580	139	201	31
Depreciation and amortization	43,134	51,490	52,464	8,012
Amortization of long-term deferred expenses	1,780	1,816	1,695	259
Provision for doubtful debt of advance to suppliers	163	-	-	-
Reversal of doubtful debt for accounts receivable	(278)	-	-	-
Provision for doubtful debt of accounts receivable	1,005	(1,006)	-	-
Write down of inventories	37,844	35,266	37,953	5,796
Stock compensation expense	7,149	6,736	5,504	840
Warranty settlements and reversals	13,562	11,768	15,805	2,414
Warranty reversal	-	(1,843)	(8,733)	(1,334)
Deferred tax benefit	(7,120)	(17,310)	(4,707)	(719)
Unrecognized tax benefit	-	116,089	30,112	4,598
Changes in operating assets and liabilities
Restricted cash	(17,761)	(8,559)	(32,144)	(4,909)
Inventory	25,269	(136,472)	(237,889)	(36,328)
Account and notes receivables	(262,198)	(1,870)	(429,231)	(65,549)
Advances to suppliers	(15,943)	87,266	(61,161)	(9,340)
Prepaid expense	12,865	25,378	7,570	1,156
Other current assets	(56,967)	(44,525)	4,486	685
Long-term prepayment	-	725	(75,506)	(11,531)
Amount due from related parties	(74,272)	(42,819)	15,472	2,363
Accounts and notes payable	57,354	(37,112)	460,789	70,368
Accrued expenses and other liabilities	7,259	38,041	(23,752)	(3,627)
Customer deposits	81,741	(93,960)	16,791	2,564
Amount due to related parties	21,309	(584)	11,000	1,680

Net cash provided (used) in operating activities	(5,423)	50,398	(67,540)	(10,314)

Cash flows from investing activities
Acquisition of fixed assets	(63,418)	(279,523)	(598,094)	(91,336)
Change of restricted cash	-	(28,074)	(20,002)	(3,054)
Acquisition of intangible assets	(1,538)	-	-	-

Net cash provided (used) in investing activities	(64,956)	(307,597)	(618,096)	(94,390)

Cash flows from financing activities
Proceeds from share lending	-	-	9	1
Proceeds from exercise of stock option	5,104	2,048	947	145
Proceeds from issuance of ordinary shares	-	1,070,784	-	-
Proceeds from short-term bank borrowings	508,368	32,687	666,561	101,792
Payment of short term bank borrowings	(130,000)	(461,777)	(208,266)	(31,805)
Payment for long term bank borrowings	(22,500)	(52,500)	(50,000)	(7,636)

Net cash provided (used) by financing activities	360,972	591,242	409,251	62,497

Net increase (decrease) in cash and cash equivalents	290,593	334,043	(276,385)	(42,207)

Cash and cash equivalents at the beginning of period	645,720	1,296,734	1,630,777	249,038

Cash and cash equivalents at the end of period	936,313	1,630,777	1,354,392	206,831

Supplemental disclosure of cash flow information:
Interest paid	33,066	11,621	29,249	4,467
Income tax paid	8,404	79,080	51,522	7,868
Realized gain/(loss) from derivative contracts	10,823	(30,633)	(27,884)	(4,258)
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	(2,509)	25,096	144,298	22,036

	For the three months ended
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	(RMB million)	(RMB million)	(RMB million)	(US$ million)

Non-GAAP net income	158.1	250.7	154.4	23.6

Fair value changes of the conversion features of the convertible bonds	(2.5)	255.6	47.9	7.3

Accretion of interest of the convertible bonds	(16.7)	(19.4)	(22.8)	(3.5)

Unrecognized tax benefit (Note)		(116.1)	(30.1)	(4.6)

GAAP net income/(loss)	138.9	370.8	149.4	22.8

	For the three months ended
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	(RMB million)	(RMB million)	(RMB million)	(RMB million)

Non GAAP net income per ADS - Basic	2.73	3.39	1.84	0.28

Fair value changes of the conversion features of the convertible bonds	(0.04)	3.46	0.57	0.09

Accretion of interest of the convertible bonds	(0.29)	(0.26)	(0.27)	(0.04)

Unrecognized tax benefit (Note)		(1.57)	(0.36)	(0.06)

Net profit attributable to shareholders per ADS - Basic	2.40	5.02	1.78	0.27

ADS (Basic)	57,934,978	73,903,627	83,881,686	83,881,686

	For the three months ended			Annualized for Q1 2011	Annualized for Q1 2010	Annualized for Q4 2010
	March 31, 2010	December 31, 2010	March 31,2011	March 31,2011	March 31, 2010	December 31, 2010

Non-GAAP Return on Equity	6.65%	6.02%	3.14%	12.56%	26.60%	24.08%

Fair value changes of the conversion features of the convertible bonds	-1.26%	5.31%	0.69%	2.77%	-5.04%	21.25%

Accretion of interest of the convertible bonds	-0.58%	-0.43%	-0.43%	-1.73%	-2.32%	-1.74%

Unrecognized tax benefit (Note)		-2.60%	-0.57%	-2.28%		-10.39%

GAAP Return on equity	4.81%	8.30%	2.83%	11.32%	19.24%	33.20%

Note:

It relates to the incremental tax expenses for an uncertain tax position of the Company's subsidiary as to whether the subsidiary continues to satisfy the criteria as a High and New Technology Enterprise (“HNTE”).